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Attention:	Tracie Mariner
Mary Mast
Ada D. Sarmento
Mary Beth Breslin

Re:	Sana Biotechnology, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially submitted on December 18, 2020
CIK No. 00011770121

Ladies and Gentlemen:

On behalf of our client, Sana Biotechnology, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted draft Registration Statements on Form S-1 on a confidential basis, pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act, on November 10, 2020 (the “First Submission”) and on December 18, 2020 (“Submission No. 2”). The Registration Statement filed concurrently with this letter has been revised to reflect the Company’s responses to the comment letters to Submission No. 2 dated January 4, 2021 and the First Submission dated December 7, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of the Registration Statement, including copies which have been marked to show changes from Submission No. 2, as well as copy of this letter.

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

January 12, 2021

January 4, 2021 Comment Letter

Prospectus Summary

Our in vivo Cell Engineering Platform and Programs, page 4

1.

We note your revisions in response to prior comment 5. Please revise your statement that you believe success with any initial therapy targeting a given cell type may meaningfully accelerate lead candidate selection for other indications to remove any implication that you will be able to accelerate the development of your product candidates.

Response: In response to the Staff’s comment, the Company has revised pages 5 and 133 of the Registration Statement.

Use of Proceeds, page 92

2.

We note your revisions in response to prior comment 11. Based on the next anticipated milestone for each of your product candidates as described in the S-1, please revise this section to disclose which of those milestones you intend to complete using the proceeds of this offering.

Response: In response to the Staff’s comment, the Company has revised pages 15 and 93 of the Registration Statement.

Allogeneic T Cell Program (SC291, SC225), page 163

3.

We note your revisions in response to prior comment 14. Please revise your statement that your two programs “should increase the likelihood of success” to remove any predictions or expectations regarding your likelihood of success as such statements are speculative.

Response: In response to the Staff’s comment, the Company has revised page 168 of the Registration Statement.

December 7, 2020 Comment Letter

Implications of Being an Emerging Growth Company, page 12

18.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by F-Prime Fund VI.

Response: In response to the Staff’s comment, the Company has revised pages 232 and 233 of the Registration Statement.

* * *

January 12, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by email to Brian.Cuneo@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo
Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	Steven D. Harr, M.D., Sana Biotechnology, Inc.

James J. MacDonald, Sana Biotechnology, Inc.

B. Shayne Kennedy, Latham & Watkins LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP